UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               Amendment No. 1 to
                                   SCHEDULE TO
                                 (Rule 14d-100)
        Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the
                         Securities Exchange Act of 1934

            FIRST TRUST/FOUR CORNERS SENIOR FLOATING RATE INCOME FUND
                       (Name of Subject Company (Issuer))

            FIRST TRUST/FOUR CORNERS SENIOR FLOATING RATE INCOME FUND
                        (Name of Filing Person (Issuer))

               MONEY MARKET CUMULATIVE PREFERRED (MMP(R)) SHARES,
                            PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    33733Q206
                      (CUSIP Number of Class of Securities)

                             W. Scott Jardine, Esq.
                                    Secretary
            First Trust/Four Corners Senior Floating Rate Income Fund
                        120 East Liberty Drive, Suite 400
                             Wheaton, Illinois 60187
                            Telephone: (800) 621-1675
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
               and Communications on Behalf of Filing Person(s))

                                 With a Copy to:
                                  Eric F. Fess
                             Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603
                            Telephone: (312) 845-3000

                            Calculation of Filing Fee

              Transaction Valuation            Amount of Filing Fee
                $20,907,905.33(a)                  $1,166.66(b)

(a) Calculated as the aggregate maximum purchase price to be paid for 880 shares in the offer, based upon a price of 95% of the liquidation preference of $25,000 per share plus unpaid dividends accrued through July 14, 2009 at an assumed rate equal to the dividend rate at commencement of the tender offer.

(b) Calculated at $55.80 per $1,000,000 of the Transaction Valuation.

[X] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid: $1,166.66         Filing Party: First Trust/Four
                                              Corners Senior Floating Rate
                                              Income Fund
    Form or Registration No.: Schedule TO     Date Filed: June 16, 2009

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X}

INTRODUCTION

         This Amendment No. 1 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 16, 2009 (the "Schedule TO") by First Trust/Four Corners Senior Floating Rate Income Fund (the "Fund"), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which relates to the Fund's offer to purchase for cash up to 100% of its outstanding Money Market Cumulative Preferred Shares, par value $0.01 per share, at a price equal to 95% of the liquidation preference of $25,000 per share, plus any unpaid dividends accrued through the expiration of the offer, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 16, 2009 and in the related Letter of Transmittal, which together constitute the "Offer" and which are filed as exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO.

         All information in the Offer, including all schedules and annexes thereto, which was previously filed with the Schedule TO, is expressly incorporated by reference in this Amendment in response to all items required in the Schedule TO, except that such information is hereby amended and restated to the extent specifically provided for herein. All capitalized terms used in this Amendment and not otherwise defined herein have the respective meanings ascribed to them in the Offer. This Amendment is the final amendment to the Schedule TO and is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) under the Exchange Act.

ITEM 4. TERMS OF THE TRANSACTION

         Item 4 of the Schedule TO is hereby amended and supplemented by adding the following thereto:

         On July 15, 2009, the Fund issued a press release announcing the final results of the Offer, which expired at 5:00 p.m. Eastern Time, on July 14, 2009. A copy of the press release relating to the announcement of the final results of the Offer is filed herewith as Exhibit (a)(5)(ii) and is incorporated herein by reference.

ITEM 12. EXHIBITS

         Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

         (a)(5)(ii) Press Release issued by the Fund dated July 15, 2009.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           FIRST TRUST/FOUR CORNERS SENIOR
                                              FLOATING RATE INCOME FUND



                                           By:  /s/ James A. Bowen
                                                ------------------------------
                                                Name:  James A. Bowen
                                                Title: President

Dated:  July 15, 2009

                                  EXHIBIT INDEX

Exhibit No.    Document
-----------    -----------------------------------------------------------------

(a)(1)(i)*     Offer to Purchase dated June 16, 2009

(a)(1)(ii)* Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)

(a)(1)(iii)*   Notice of Guaranteed Delivery

(a)(1)(iv)* Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(v)* Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(vi)*    Notice of Withdrawal

(a)(5)(i)*     Press Release issued by the Fund dated June 16, 2009

(a)(5)(ii)**   Press Release issued by the Fund dated July 15, 2009

(b)(1)* Credit Agreement dated as of May 13, 2008 (the "Credit Agreement") between the Fund and Bank of Nova Scotia (the "Bank")

(b)(2)* Security Agreement dated as of May 13, 2008 between the Fund and the Bank (the "Security Agreement")

(b)(3)* Consent No. 1 and Amendment No. 1 to the Credit Agreement and Amendment No. 1 to the Security Agreement dated as of July 11, 2008

(b)(4)* Amendment No. 2 to the Credit Agreement and Amendment No. 2 to the Security Agreement dated May 12, 2009

(b)(5)*        Amendment No. 3 to the Credit Agreement dated June 2, 2009.

(d)* Letter Agreement dated June 15, 2009 among the Fund and Karpus Management, Inc.

* Previously filed.
** Filed herewith.